

07008386



SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2007
WASH, D.C.
182

cm

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-06 (MM/DD/YY) AND ENDING 09-30-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH COAST SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9995 Gate Parkway North, Suite 300
(No. and Street)

JACKSONVILLE (City) FLORIDA (State) 32246 (Zip Code)

Notary Public - State of Florida
My Commission Expires Jun 13, 2011

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANKLIN A. PASTERCZYK 904-861-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REGALIA & ASSOCIATES, CPA's
(Name – *if individual, state last, first, middle name*)

103 Town & Country Dr., St. K (Address) DANVILLE (City), CA (State) 94526 (Zip Code)

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN A. PASTERCZYK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH COAST SECURITIES CORPORATION, as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT / CEO

Title

Notary Public
JENNIFER K. WRIGHT


JENNIFER K. WRIGHT
Notary Public - State of Florida
My Commission Expires Jun 13, 2011
DD 685265

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

&A
PA
galia&
ociates

CERTIFIED PUBLIC ACCOUNTANTS
103 TOWN & COUNTRY DRIVE, SUITE K, DANVILLE, CALIFORNIA 94526
DOUGLAS W. REGALIA, CPA, A PROFESSIONAL CORPORATION
DANA E. CHAVARRIA, CPA, SENIOR TAX MANAGER
MARIANNE RYAN, SENIOR AUDIT MANAGER
DARLENE RYNO, AUDIT & ACCOUNTING
TRICIA WILSON, AUDIT & ACCOUNTING
OFFICE: 925.314.0390 FAX: 925.314.0469

INDEPENDENT AUDITORS' REPORT

The Board of Directors
North Coast Securities Corporation

We have audited the accompanying balance sheets of North Coast Securities Corporation (the Company) as of September 30, 2007 and 2006 and the related statements of operations, cash flows and changes in stockholder's equity for the years ended September 30, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13, the Company operates in a highly regulated and competitive industry. Consequently, the Company has incurred losses and negative cash flows from operations since 1998. Management is seeking to increase revenues through the marketing of its products while controlling expenditures to meet its working capital needs. However, additional cash and working capital will be required and the Company will be required to continue to increase revenues and control costs, or obtain additional equity and/or financing. There can be no assurance that the Company's efforts to achieve profitable operations or obtain new equity and/or financing will be realized.

In our opinion, except as noted above and in Note 13 in the Notes to the financial statements, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended September 30, 2007 and 2006 in conformity with accounting principles generally accepted in the United States.

The supplemental schedules of computation of net capital and computation of basic net capital requirement is presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regalia & Associates

November 20, 2007
Danville, California

NORTH COAST SECURITIES CORPORATION

Balance Sheets
September 30, 2007 and 2006

ASSETS

	2007	2006
Current assets:		
Cash and cash equivalents	$ 11,840	2,202
Concessions and commissions receivable	7,500	9,082
Other receivables	10,897	10,897
Investments, at cost	59,225	57,108
Total current assets	89,462	79,289
Noncurrent assets:		
Property and equipment, net	467	2,271
Deferred income taxes	344,322	344,790
Prepaid expenses and other assets	1,700	3,605
Total noncurrent assets	346,489	350,666
	$ 435,951	429,955

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current liabilities:		
Accounts payable and accrued liabilities	$ 11,885	8,540
Total current liabilities	11,885	8,540
Stockholder's equity:		
Common stock, $10 par value; 100 shares authorized; 50 shares issued and outstanding	500	500
Contributed capital in excess of par	1,166,215	1,166,215
Retained deficit	(742,649)	(745,300)
Total stockholder's equity	424,066	421,415
	$ 435,951	429,955

See accompanying auditors' report and notes to financial statements.

NORTH COAST SECURITIES CORPORATION

Statements of Operations
For The Years Ended September 30, 2007 and 2006

		2007	2006
Revenues:			
Commissions and concessions	$	590,042	635,479
Investment banking activities		660,000	501,468
Mutual fund and limited partnership income		7,801	39,181
Insurance products		5,122	1,634
Rebate and reimbursements		81,931	60,050
Private placement fees		595,143	600,870
Trading gains (losses), net		2,283	10,596
Interest income		-	19,633
Other		1,484	40,856
Total revenues		1,943,806	1,909,767
Expenses:			
Accounting		8,800	8,700
Bank charges		977	1,465
Clearing fees		172,165	141,509
Commissions and concessions		721,217	638,743
Consulting and outside services		1,552	5,948
Depreciation expense		1,804	3,738
Dues and subscriptions		1,253	1,219
Insurance		2,278	7,003
Interest		-	1
Legal		35,088	65,553
Office		2,504	1,131
Postage		4,023	3,398
Recruiting		761,000	767,228
Regulatory fees		28,040	27,679
Rent		18,000	18,000
Repairs and maintenance		2,653	965
Salaries and related expenses		172,037	179,570
Telephone		-	237
Travel and entertainment		902	2,658
Miscellaneous		5,594	8,409
Total expenses		1,939,887	1,883,154
Income before for income taxes		3,919	26,613
Provision for income tax expense		1,268	4,713
Net income		2,651	21,900
Retained deficit, beginning of period		(745,300)	(767,200)
Retained deficit, end of period	$	(742,649)	(745,300)

See accompanying auditors' report and notes to financial statements.

NORTH COAST SECURITIES CORPORATION

Statements of Changes in Stockholder's Equity
For The Years Ended September 30, 2007 and 2006

		Common Stock	Contributed Capital In Excess of Par	Retained Earnings (Deficit)
Balances at September 30, 2005	$	500	1,166,215	(767,200)
Net income for the year ended September 30, 2006		-	-	21,900
Contributions of capital by stockholder		-	-	-
Balances at September 30, 2006		500	1,166,215	(745,300)
Net income for the year ended September 30, 2007		-	-	2,651
Contributions of capital by stockholder		-	-	-
Balances at September 30, 2007	$	**500**	**1,166,215**	**(742,649)**

See accompanying auditors' report and notes to financial statements.

NORTH COAST SECURITIES CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2007 and 2006

		2007	2006
Operating activities:			
Net income	$	2,651	21,900
Depreciation expense		1,804	3,738
Adjustments to reconcile to cash provided by (used for) operating activities:			
Changes in:			
Concessions and commissions receivable		1,582	6,403
Inventory		(2,117)	(10,251)
Deferred taxes		468	3,913
Other assets		1,905	(3,405)
Accounts payable and accrued liabilities		3,345	(24,503)
Cash used for operating activities		9,638	(2,205)
Increase (decrease) in cash		9,638	(2,205)
Cash and cash equivalents, beginning of period		2,202	4,407
Cash and cash equivalents, end of period	$	11,840	2,202
Additional cash flow information:			
Income taxes paid	$	800	800
Interest paid	$	-	1

See accompanying auditors' report and notes to financial statements.

Notes to Financial Statements
September 30, 2007 and 2006

1. Organization

North Coast Securities Corporation (the "Company") is a C Corporation incorporated in the State of California on September 30, 1993. The Company relocated its headquarters to Florida in 2004 where it now conducts all of its operating activities.

The Company generates its revenues primarily from trading proprietary securities and generating commissions on customer transactions. The Company clears all customer transactions on a fully disclosed basis in accordance with a sub-clearing agreement with First Allied Securities, Inc. (a non-bank affiliate of Wells Fargo Bank). In the normal course of business, the Company will have unsettled securities transactions with its clearing broker, which normally settle in three business days.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition
The Company recognizes revenue when services are performed. Securities transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost in the financial statements. Depreciation is provided using the straight-line method over the estimated useful lives of three to five years.

Organizational Expenses
The Company has capitalized certain professional fees and start-up expenses as organizational costs. They have been fully amortized under the straight-line method over 60 months.

Investments
In accordance with Statement of Financial Accounting Standards No. 115, "*Accounting for Certain Debt and Equity Securities*" (SFAS 115) securities are classified into three categories: held-to-maturity, available-for-sale, and trading. At September 30, 2007 and 2006, the Company had no held-to-maturity or available-for-sale investments. Securities classified as trading may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Trading securities are reported at fair value if quoted market prices are available.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

 Continued

Notes to Financial Statements

2. Summary of Significant Accounting Policies *(continued)*

Unrealized Holding Gains and Losses
Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholder's equity. Realized and unrealized gains and losses are reported as "trading gains (losses)" on the statements of operations and the calculations are based on the adjusted cost of the specific investments sold.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

3. Property and Equipment

Property and equipment consist of the following at September 30, 2007 and 2006:

		2007	2006
Office Equipment	$	**37,846**	37,305
Less: accumulated depreciation		**(37,379)**	(35,575)
Property and equipment, net	$	**467**	2,271

Depreciation expense amounted to $1,804 and $3,738 for the years ended September 30, 2007 and 2006, respectively.

4. Investments

Investments of $59,225 and $57,108 at September 30, 2007 and 2006, respectively, represent various publicly traded securities held by the Company. All securities are stated at market value as determined by available published market quotes.

5. Organizational Costs

The Company has capitalized $9,171 of organizational costs related to legal fees and other start-up expenses. Organizational costs have been fully amortized as of September 30, 2007 and 2006.

6. Regulated Entity

The Company is subject to the rules and regulations as prescribed by the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers) as well as the Securities and Exchange Commission. The Company is required to file quarterly "Focus Reports" summarizing certain financial data on Form X-17A-5. The Company is also required to maintain prescribed minimum net capital requirements. During the years ended September 30, 2007 and 2006, the Company remitted $26,389 and $27,179 in regulatory fees, respectively, to the Financial Industry Regulatory Authority.

 Continued

Notes to Financial Statements

7. Leases

Office
The Company leases its corporate office premises in Jacksonville, Florida under a month-to-month operating lease agreement which stipulates monthly rent of $1,500.

Rent expense amounted to $18,000 and $18,000 for the years ended September 30, 2007 and 2006, respectively.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During the years ended September 30, 2007 and 2006, the Company was subject to the net capital requirement of $5,000 per the Regulations promulgated by the Financial Industry Regulatory Authority.

At September 30, 2007, the Company had net capital of $54,999, which was $48,999 in excess of the required net capital of $6,000 (110% of $5,000). At September 30, 2006, the Company had net capital of $43,212, which was $37,212 in excess of the required net capital of $6,000 (110% of $5,000). The Company's aggregate indebtedness as a percentage of net capital was approximately 21.55% at September 30, 2007 and 19.76% at September 30, 2006.

Continued

Notes to Financial Statements

9. Income Taxes

Components of income tax expense for the years ended September 30, 2007 and 2006 are as follows:

		2007	2006
Current:			
Federal	$	-	-
State		800	800
Total current income tax expense		800	800
Deferred:			
Federal		468	3,913
State		-	-
Total deferred income tax expense		468	3,913
Total income tax expense	$	1,268	4,713

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The types of temporary differences that give rise to significant portions of the deferred tax liability and affect deferred tax expense include differences in accounting for depreciation and amortization, net operating loss carryforwards, and capitalized costs.

Realization of the deferred income taxes depends on the generation of sufficient taxable income by the Company. If the Company is unable to generate pre-tax earnings, the deferred income tax benefit will not materialize, and the deferred tax asset of $344,322 at September 30, 2007 will have no value. At September 30, 2007, deferred taxes were reduced by the Federal deferred taxes of $468 for the year ended September 30, 2007. At September 30, 2006, deferred taxes were reduced by the Federal deferred taxes of $3,913 for the year ended September 30, 2006.

10. Reclassifications

Certain reclassifications have been made to the 2006 financial statements in order to conform to the presentation used in 2007.

11. Commitments and Contingencies

In the normal course of business there are outstanding various commitments and contingent liabilities, such as commitments to enter into contracts, which are not reflected in the financial statements. Management believes that such commitments or contingencies will not have a material adverse effect on the financial statements.

Continued

Notes to Financial Statements

12. Operating Losses

The Company operates in a highly regulated and competitive industry. Consequently, the Company has incurred losses and negative cash flows from operations between 1998 and 2002. During the year ended September 30, 2003, the Company reported income before income taxes of $47,525 (which translated to positive cash flow from operations of $21,819), its first profitable year of operations since 1997. During the years ended September 30, 2005 and 2004, the Company reported net losses of $37,058 and $51,729, respectively. During the years ended September 30, 2007 and 2006, the Company reported net income of $2,651 and $21,900, respectively. Management is seeking to continue to increase revenues through the marketing of its products while controlling expenditures to meet its working capital needs. However, additional cash and working capital may be required and the Company will need to continue to increase revenues and control costs, or obtain additional equity and/or financing in order to maintain or achieve required regulatory capital balances. There can be no assurance that the Company's efforts to sustain or achieve profitable operations or obtain new equity and/or financing will be realized.

NORTH COAST SECURITIES CORPORATION

Focus IIA Calculations
September 30, 2007

Net Capital Computations

Computation of Net Capital			
Total ownership equity	[3480]	0	$ 424,066
Total ownership equity qualified	[3500]	0	424,066
Total capital and allowable subordinated liability	[3530]	0	424,066
Total non-allowable assets	[3540]	$ 357,386	0
Total deductions	[3620]	0	357,386
Net capital before haircuts	[3640]	0	66,680
Total haircuts (including undue concentration)	[3740]	0	10,986
Net capital	[3750]	0	55,694
Computation of Basic Net Capital Requirement			
Minimum net capital required (but not less than $5,000)			
(6 2/3% of aggregate indebtedness- line 3840)	[3756]	790	5,000
Minimum dollar net capital required per Regulation	[3758]	0	5,000
Net capital requirement (110% of $5,000)	[3760]	0	6,000
Excess net capital [3750] - [3760]	[3770]	0	49,694
Excess net capital at 100%			
(Net capital less 10% of aggregate indebtedness)	[3780]	0	1,185
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities	[3790]	0	11,850
Total aggregate indebtedness	[3840]	0	11,850
Percentage of aggregate indebtedness to net capital	[3850]	0	21.28%
Percent debt to debt-equity total [3840] / [3480]	[3860]	0	2.79%

NORTH COAST SECURITIES CORPORATION

Focus IIA Calculations
September 30, 2006

Net Capital Computations

Computation of Net Capital			
Total ownership equity	[3480]	0	$ 421,415
Total ownership equity qualified	[3500]	0	421,415
Total capital and allowable subordinated liability	[3530]	0	421,415
Total non-allowable assets	[3540]	$ 361,563	0
Total deductions	[3620]	0	361,563
Net capital before haircuts	[3640]	0	59,852
Total haircuts (including undue concentration)	[3740]	0	16,640
Net capital	[3750]	0	43,212
Computation of Basic Net Capital Requirement			
Minimum net capital required (but not less than $5,000) *(6 2/3% of aggregate indebtedness- line 3840)*	[3756]	569	5,000
Minimum dollar net capital required per Regulation	[3758]	0	5,000
Net capital requirement (110% of $5,000)	[3760]	0	6,000
Excess net capital [3750] - [3760]	[3770]	0	37,212
Excess net capital at 100% *(Net capital less 10% of aggregate indebtedness)*	[3780]	0	42,358
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities	[3790]	0	8,540
Total aggregate indebtedness	[3840]	0	8,540
Percentage of aggregate indebtedness to net capital	[3850]	0	19.76%
Percent debt to debt-equity total [3840] / [3480]	[3860]	0	2.0%

R&A
CPA
Regalia &
Associates

CERTIFIED PUBLIC ACCOUNTANTS
103 TOWN & COUNTRY DRIVE, SUITE K, DANVILLE, CALIFORNIA 94526
DOUGLAS W. REGALIA, CPA, A PROFESSIONAL CORPORATION
MARIANNE RYAN, AUDITOR
DANA E. CHAVARRIA, CPA, CONSULTANT
KENNETH E. REGALIA, CPA, CONSULTANT
OFFICE: 925.314.0390 FAX: 925.314.0469

November 29, 2007

The Board of Directors
North Coast Securities Corporation

We have recently concluded our audit of the financial statements of the North Coast Securities Corporation (the Company) for the year ended September 30, 2007 and we are presenting our comments and recommendations to management.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

Required Disclosures

In accordance with the United States Department of the Treasury Annual Audit Report (Form G-405), the following disclosures are made:

- A "statement of changes in liabilities subordinated to claims of creditors" is not included with the basic set of financial statements because there were no subordinated claims of creditors.

- Regalia & Associates, CPA's, did not find any material inadequacies during the course of our examination. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

Internal Control

In planning and performing our audit of the financial statements of the Company for the year ended September 30, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Internal Control ***(continued)***

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A material weakness is a significant deficiency in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be significant deficiencies and, accordingly, would not necessarily disclose all significant deficiencies that are also considered to be material weaknesses as defined above.

Based on the testwork we performed and the documents we examined, we are not aware of any material weaknesses in the Company's operations.

Regalia & Associates

END